Exhibit 99
	For Release:	November 4, 2016
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports third quarter 2016 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2016 earnings of 81 cents per share on net income of $40.3 million and operating revenue of $349.6 million. Last year’s results were $1.23 per share on net income of $60.4 million and operating revenue of $462.5 million. Results for the third quarter of 2016 include an $8.8 million after-tax, or 18 cents per share, adverse impact for the regulatory outcome of an October 18, 2016, Minnesota Public Utilities Commission (MPUC) hearing on the allocation of North Dakota investment tax credits. Results for the third quarter of 2015 included profit recognition of $12.3 million after-tax, or 25 cents per share, and $135.9 million of operating revenue related to the construction of a wind energy facility which was sold to Montana-Dakota Utilities in the fourth quarter of 2015. Net income in 2015 also included acquisition costs of $0.9 million, or 2 cents per share.

“We continue to be pleased with the improvement on Minnesota Power’s industrial customer front,” said ALLETE Chairman, President and CEO Al Hodnik, “including Cliff’s United Taconite mine restarting in August, and our recently announced five‑year agreement to supply electricity to U.S. Steel.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $45.0 million, an increase of $1.2 million over 2015 third quarter net income. At Minnesota Power, higher cost recovery revenue and production tax credits were partially offset by higher depreciation expense. Our equity earnings in ATC increased $0.6 million after-tax primarily due to additional investment in ATC.

On November 2, 2016, Minnesota Power filed a retail rate increase request with the MPUC seeking an interim rate increase of approximately $55 million in additional revenue, with a final rate increase request of approximately $60 million.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $1.0 million and $1.5 million, respectively. Earnings at ALLETE Clean Energy decreased $12.2 million primarily due to 2015 results including the previously mentioned profit recognition of $12.3 million after-tax for the construction and sale of a wind energy facility to Montana-Dakota Utilities in 2015. Net income at ALLETE Clean Energy in 2016 also included a $0.9 million after-tax expense related to the prepayment of long-term debt. Earnings at U.S. Water Services increased $0.5 million reflecting lower amortization expense related to purchase accounting adjustments from the 2015 acquisition. 2016 also reflects increased investments in back office systems and support at U.S. Water Services as we create a platform for future growth.

The Corporate and Other segment, which includes BNI Energy and ALLETE Properties, posted a net loss of $7.2 million for the quarter, compared to net income of $2.4 million in 2015. The decrease was due to the previously mentioned adverse impact of the October 18, 2016, MPUC hearing on the allocation of North Dakota investment tax credits. The decrease was partially offset by higher net income at ALLETE Properties resulting from the sale of its Ormond Crossings project and a wetland mitigation bank.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance and earnings guidance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 8, 2016 by calling (855) 859-2056, pass code 93459795. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Center, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.
Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Operating Revenue	$349.6	$462.5	$998.2	$1,105.8
Operating Expenses
Fuel and Purchased Power	91.0	76.8	246.0	242.9
Transmission Services	16.6	13.9	49.5	40.1
Cost of Sales	46.4	149.8	113.1	233.3
Operating and Maintenance	80.8	81.3	240.9	246.4
Depreciation and Amortization	48.9	43.2	145.7	123.5
Taxes Other than Income Taxes	12.5	12.3	40.6	38.5
Total Operating Expenses	296.2	377.3	835.8	924.7
Operating Income	53.4	85.2	162.4	181.1
Other Income (Expense)
Interest Expense	(18.7)	(17.7)	(53.0)	(49.0)
Equity Earnings in ATC	6.1	5.5	15.0	14.1
Other	1.2	1.7	2.8	3.5
Total Other Expense	(11.4)	(10.5)	(35.2)	(31.4)
Income Before Non-Controlling Interest and Income Taxes	42.0	74.7	127.2	149.7
Income Tax Expense	1.7	14.4	15.7	27.0
Net Income	40.3	60.3	111.5	122.7
Less: Non-Controlling Interest in Subsidiaries	—	(0.1)	0.5	(0.1)
Net Income Attributable to ALLETE	$40.3	$60.4	$111.0	$122.8
Average Shares of Common Stock
Basic	49.4	48.8	49.3	48.0
Diluted	49.5	48.9	49.4	48.1
Basic Earnings Per Share of Common Stock	$0.82	$1.24	$2.25	$2.56
Diluted Earnings Per Share of Common Stock	$0.81	$1.23	$2.25	$2.55
Dividends Per Share of Common Stock	$0.52	$0.505	$1.56	$1.515

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2016	2015		2016	2015
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$107.2	$97.0	Current Liabilities	$404.3	$274.8
Other Current Assets	254.4	274.0	Long-Term Debt	1,358.9	1,556.7
Property, Plant and Equipment - Net	3,644.5	3,669.1	Deferred Income Taxes	582.1	579.8
Regulatory Assets	358.9	372.0	Regulatory Liabilities	122.9	105.0
Investment in ATC	133.8	124.5	Defined Benefit Pension & Other	197.7	206.8
Other Investments	58.1	74.6	Other Non-Current Liabilities	335.9	349.0
Goodwill and Intangibles - Net	211.4	215.2	Shareholders’ Equity	1,873.0	1,822.4
Other Non-Current Assets	106.5	68.1
Total Assets	$4,874.8	$4,894.5	Total Liabilities and Shareholders’ Equity	$4,874.8	$4,894.5

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2016	2015	2016	2015
Millions
Regulated Operations	$45.0	$43.8	$110.0	$108.1

Energy Infrastructure and Related Services
ALLETE Clean Energy	1.0	13.2	9.7	18.7
U.S. Water Services	1.5	1.0	2.0	1.5

Corporate and Other	(7.2)	2.4	(10.7)	(5.5)
Net Income Attributable to ALLETE	$40.3	$60.4	$111.0	$122.8
Diluted Earnings Per Share	$0.81	$1.23	$2.25	$2.55

Statistical Data
Corporate
Common Stock
High	$65.41	$52.49	$65.41	$59.73
Low	$58.20	$45.29	$48.26	$45.29
Close	$59.62	$50.49	$59.62	$50.49
Book Value	$37.87	$37.20	$37.87	$37.20

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	250	250	816	833
Commercial	383	391	1,090	1,106
Municipal	205	209	611	629
Industrial	1,633	1,538	4,740	5,063
Total Retail and Municipal	2,471	2,388	7,257	7,631
Other Power Suppliers	1,141	1,052	3,456	3,056
Total Regulated Utility Kilowatt-hours Sold	3,612	3,440	10,713	10,687

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal
Residential	$27.4	$27.2	$85.2	$86.3
Commercial	36.1	34.7	100.1	99.8
Municipal	19.2	16.4	50.4	46.9
Industrial	106.0	101.8	302.5	320.7
Total Retail and Municipal	188.7	180.1	538.2	553.7
Other Power Suppliers	46.8	39.5	133.2	110.8
Other	17.8	30.6	69.1	78.5
Total Regulated Utility Revenue	$253.3	$250.2	$740.5	$743.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.